

October 25, 2022

Flint A. Lane
Chief Executive Officer
BTRS Holdings Inc.
1009 Lenox Drive, Suite 101
Lawrenceville, New Jersey 08648

>   **Re: BTRS Holdings Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 21, 2022**
>   **File No. 001-38947**

Dear Flint A. Lane:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

The Transaction Agreements
Rollover and Contribution Agreements, page 82

1.   We note that your Chief Executive Officer and the Bain Capital Venture Entities have each entered into voting and support agreements and rollover and contribution agreements. Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction. Your analysis should address the factors set forth in Sections 201.01 and 201.05 of the staff's Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

　　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:　　Evan Rosen